April 9, 2010

Jason Dussault, President
Dussault Apparel, Inc.
2250 East Hastings Street
Vancouver, BC V5L 1V4

  RE: Dussault Apparel, Inc.
        Annual Report on Form 10-K FYE October 31, 2009
        Filed March 16, 2010
        File No. 0-52452

Dear Mr. Dussault:

    We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

General

    1. We issued comments to you on your Form 10-KSB for the fiscal year ended
        October 31, 2008 on February19, 2010. We note that you have filed your Form
        10-K for the fiscal year ended October 31, 2009 on March 16, 2010. We also
        note your statement that you have a distribution agreement concerning your
        headware collection with Concept One. Please file the agreement as an
        exhibit to the Form 10-K as required by Item 601(b) of Regulation S-K and
        briefly discuss the principal terms of the agreement.

    2. We note that your Form 10-K indicates that you filed the Distribution
        Agreement as Exhibit 10.8 and a Merchandising License Agreement as
        Exhibit 10.9. Neither agreement was filed as an exhibit to your Form 10-K

> filed on March 16, 2010. Please file these agreements as exhibits to your Form 10-K.

Management Discussion and Analysis, page 13
Results of Operations for the Years ended October 31, 2008

1. We note your response to our prior comment three of our letter dated October 30, 2009 but were unable to locate the revisions in your filing as you had indicated. As a result, our comment will be reissued. We note that you have recognized an inventory markdown of $1,791,526 and $ 35,640 for the year ended October 31, 2008 and 2009 respectively. As this was a significant change that materially affected the amount of reported income, please disclose the reasons underlying the markdown, how it was calculated and if there are any significant estimates and judgments involved in the calculation. See Item 303(A)(3) of Regulation S-K. Also, expand your critical accounting policies discussion to disclose the significant management assumptions and estimates and involved in determining the net realizable value of inventory.

Financial Statements

General

2. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your financial statements to reflect any references to accounting standards accordingly.

Statement of Operations, page 20

3. We note your response to our prior comment five of our letter dated October 30, 2009. You had confirmed to us in your response that you will reflect inventory markdown as a separately disclosed item of cost of sales. We were unable to locate the revisions in your filing as you had indicated. Please revise.

Note 4- Capital Structure, page 30

4. We note your response to our prior comment eight of our letter dated October 30, 2009. You had confirmed to us in your response that you will revise your accounting for stock based compensation. However it does not appear that you

considered the requisite service period and vesting requirements of each award including the new awards in fiscal 2009 when computing stock based compensation cost during the year ended October 31, 2009. In addition we note your disclosure on page 5 that between May 2009 and July 2009 you agreed to issue 2,750,000 shares to consultants for services and we were unable to locate the compensation cost recorded related to these services. As a result, our comment is reissued. Please revise your accounting for each of your stock grants issued to date to ensure that stock based compensation is correctly computed and revise your disclosures as appropriate. See guidance in FASB Accounting Standards Codification 718-10-35-2.

Section 302 Certification

5. We note that your Section 302 certification does not conform to the language required by Item 601(31) of Regulation S-K. Please remove paragraph 6 and revise future filings including an amendment to this 10-K to address this issue.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of

Jason Dussault
Dussault Apparel, Inc.
April 9, 2010
Page
the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, accountant, at (202) 551- 3388 or Brian Bhandari, accounting reviewer, at (202) 551- 3390 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or David Link, legal reviewer, at (202) 551- 3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to William Macdonald, Esq.
(604) 681-4760